REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following is the Report on Voting Results of the Annual General Meeting of Shareholders of Integra Resources Corp (the "Company") held on June 27, 2025.

1. Number of Directors

The number of directors for the ensuing year was set at eight (8), with the following results:

	For	Against	Outcome of Vote
To Set the Number of Directors at 8	96,782,175 99.79%	201,327 0.21%	Carried

2. Election of Directors

The following individuals were elected as directors of the Company to hold office until the conclusion of the Company's next annual general meeting, unless that person ceases to be a director before then, with the following results:

Nominees	For	Withheld	Outcome of Vote
Anna Ladd-Kruger	87,366,711 99.60%	349,777 0.40%	Elected
George Salamis	86,670,051 98.80%	1,049,730 1.20%	Elected
Timo Jauristo	87,030,744 99.22%	689,037 0.78%	Elected
C.L. "Butch" Otter	87,334,026 99.56%	385,755 0.44%	Elected
Carolyn Clark Loder	87,066,321 99.26%	653,460 0.74%	Elected
Eric Tremblay	87,324,240 99.55%	395,541 0.45%	Elected
Ian Atkinson	87,326,229 99.55%	393,552 0.45%	Elected
Janet Yang	87,602,819 99.87%	116,962 0.13%	Elected

3. Appointment of Auditor

BDO Canada LLP, was appointed as auditors of the Company to hold office until the close of the next annual general meeting of shareholders or until its successor is appointed, at such remuneration as may be fixed by the directors, with the following results:

	For	Withheld	Outcome of Vote
Appointment of BDO Canada LLP as Auditors of the Company	96,868,840 99.88%	114,661 0.12%	Carried

4. Approval of the Amended and Restated Equity Incentive Plan

The Company's Amended and Restated Equity Incentive Plan was approved by disinterested shareholders, with the following results:

	For	Against	Outcome of Vote
Approval of the Amended and Restated Equity Incentive Plan	85,116,571 99.17%	714,681 0.83%	Carried

DATED at Vancouver, British Columbia, this 27th day of June 2025.

INTEGRA RESOURCES CORP

Per:	/s/ Andree St-Germain
Andree St-Germain
Chief Executive Officer